PROSPECTUS SUPPLEMENT NO.1	Filed Pursuant to Rule 424(b)(3)
TO PROSPECTUS DATED APRIL 21, 2005	Registration No. 333-121868

Mechanical Technology Incorporated
1,328,242 shares of Common Stock

We are supplementing the Prospectus included in the Registration Statement on Form S-1/A dated April 21, 2005 to provide information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The Quarterly Report on Form 10-Q states our results of operations for the period stated therein.

Accordingly, this Prospectus Supplement No. 1 includes the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which is annexed hereto in its entirety.

This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus included in the Registration Statement on Form S-1/A dated April 21, 2005, including any amendments and supplements thereto.

Investing in our Common Stock Involves Risks. You should review carefully and consider the information described under the heading "Risk Factors" on pages 4 through 13 in the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement and the Prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 13, 2005

====================================================================

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

/X/ Quarterly report pursuant to Section 13 or 15 (d) of the Securities

Exchange Act of 1934

For the quarterly period ended March 31, 2005

or

/ / Transition report pursuant to Section 13 or 15 (d) of the Securities

Exchange Act of 1934

For the transition period from to

Commission File Number 0-6890

MECHANICAL TECHNOLOGY INCORPORATED

(Exact name of registrant as specified in its charter)
New York	14-1462255
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

431 New Karner Road, Albany, New York 12205

(Address of principal executive offices) (Zip Code)

(518) 533-2200

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.
Class	Outstanding at May 4, 2005
Common Stock, $1.00 Par Value	30,676,626 Shares

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

INDEX

Part I. FINANCIAL INFORMATION	Page No.

Item 1. Financial Statements Financial Statements of Mechanical Technology Incorporated and Subsidiaries

Condensed Consolidated Balance Sheets - March 31, 2005 (Unaudited) and December 31, 2004	3-4

Condensed Consolidated Statements of Operations - Three months ended March 31, 2005 and 2004 (Unaudited)	5

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income - Three months ended March 31, 2005 and 2004 (Unaudited)	6

Condensed Consolidated Statements of Cash Flows - Three months ended March 31, 2005 and 2004 (Unaudited)	7

Notes to Condensed Consolidated Financial Statements (Unaudited)	8-24

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations	25-33

Item 3. Quantitative and Qualitative Disclosures About Market Risk	33

Item 4. Controls and Procedures	33-34

Part II. OTHER INFORMATION

Item 1. Legal Proceedings	35
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	35
Item 3. Defaults Upon Senior Securities	35
Item 4. Submission of Matters to a Vote of Security Holders	35
Item 5. Other Information	35
Item 6. Exhibits	35

Signatures	36

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2005 (Unaudited) and December 31, 2004

(Dollars in thousands)

	Mar. 31,	Dec. 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$18,418	$22,545
Securities available for sale	19,095	17,678
Accounts receivable, less allowances of $58 in 2005 and 2004	1,531	1,772
Other receivables - related parties	-	3
Inventories	1,118	1,136
Prepaid expenses and other current assets	852	504
Total Current Assets	41,014	43,638

Long Term Assets:
Securities available for sale - restricted	17,820	16,497
Property, plant and equipment, net	2,780	2,884
Deferred income taxes	3,507	3,811
Total Assets	$65,121	$66,830

The accompanying notes are an integral part of the condensed consolidated financial statements.

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2005 (Unaudited) and December 31, 2004

(Dollars in thousands, except share data)
	Mar. 31,	Dec. 31,
	2005	2004
Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$ 640	$ 13
Accrued liabilities	3,001	3,287
Accrued liabilities - related parties	9	-
Income taxes payable	32	40
Deferred income taxes	5,042	5,486
Total Current Liabilities	8,724	8,826
Long-Term Liabilities:
Derivative liability	4,359	1,125
Other credits	24	24
Total Liabilities	13,107	9,975

Commitments and Contingencies
Minority interests	836	1,271

Shareholders' Equity:
Common stock, par value $1 per share, authorized 75,000,000; issued 38,650,949 at March 31, 2005 and December 31, 2004	38,651	38,651
Paid-in-capital	82,772	82,769
Accumulated deficit	(72,678)	(66,624)
Accumulated Other Comprehensive Income:
Unrealized gain on securities available for sale, net of taxes	16,187	14,542
Common stock in treasury, at cost, 8,040,736 shares at March 31, 2005 and December 31, 2004	(13,754)	(13,754)
Total Shareholders' Equity	51,178	55,584
Total Liabilities and Shareholders' Equity	$ 65,121	$ 66,830

The accompanying notes are an integral part of the condensed consolidated financial statements.

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Dollars in thousands, except per share data)
	Three months ended
	Mar. 31,	Mar. 31,
	2005	2004
Revenues:
Product revenue	$ 1,403	$ 1,579
Funded research and development revenue	324	388
Total revenues	1,727	1,967
Operating costs and expenses:
Cost of product revenue	602	647
Research and product development expenses:
Funded research and product development	1,055	1,154
Unfunded research and product development	1,605	1,514
Total research and product development expenses	2,660	2,668
Selling, general and administrative expenses	3,034	1,307
Operating loss	(4,569)	(2,655)
Loss on derivatives	(3,234)	(1,281)
Gain on sale of securities available for sale, net	-	3,129
Other income (expenses), net	100	(13)
Loss before income taxes and minority interests	(7,703)	(820)
Income tax benefit	1,209	316
Minority interests in losses of consolidated subsidiary	440	262
Net loss	$ (6,054)	$ (242)
Loss per Share (Basic and Diluted):
Loss per share	$ (0.20)	$ (0.01)

The accompanying notes are an integral part of the condensed consolidated financial statements.

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME (Unaudited)

(Dollars in thousands)
	Three months ended
	Mar. 31,	Mar. 31,
	2005	2004
COMMON STOCK
Balance, beginning	$ 38,651	$ 35,776
Issuance of shares - options	-	51
Issuance of shares - private placement	-	1,419
Balance, ending	$ 38,651	$ 37,246
PAID-IN-CAPITAL
Balance, beginning	$ 82,769	$ 68,708
Issuance of shares - options	-	78
MTI MicroFuel Cell investment	46	-
Private placement, net of expenses	(45)	5,909
Compensatory options	-	-
Stock option exercises recognized differently for financial reporting and tax purposes	2	75
Balance, ending	$ 82,772	$ 74,770
ACCUMULATED DEFICIT
Balance, beginning	$(66,624)	$(62,433)
Net loss	(6,054)	(242)
Balance, ending	$(72,678)	$(62,675)
ACCUMULATED OTHER COMPREHENSIVE INCOME:
UNREALIZED GAIN ON SECURITIES AVAILABLE FOR SALE, NET OF TAXES
Balance, beginning	$ 14,542	$ 19,944
Less reclassification adjustment for gains included in net income	-	(1,248)
Change in unrealized gain on securities available for sale, net of taxes	1,645	1,606
Balance, ending	$ 16,187	$ 20,302
TREASURY STOCK
Balance, beginning	$(13,754)	$(13,729)
Stock acquisition	-	(25)
Balance, ending	$(13,754)	$(13,754)
SHAREHOLDERS' EQUITY
Balance, ending	$ 51,178	$ 55,889
TOTAL COMPREHENSIVE (LOSS) INCOME:
Net loss	$ (6,054)	$ (242)
Other comprehensive (loss) income:
Change in unrealized gain on securities available for sale, net of taxes	1,645	358
Total comprehensive (loss) income	$ (4,409)	$ 116

The accompanying notes are an integral part of the condensed consolidated financial statements.

MECHANICAL TECHNOLOGY INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Dollars in thousands)
	Three months ended
	Mar. 31, 2005	Mar. 31, 2004
Operating Activities
Net loss	$ (6,054)	$ (242)
Adjustments to reconcile net loss to net cash used by operations:
Loss on derivatives	3,234	1,281
Minority interests in losses of consolidated subsidiary	(440)	(262)
Minority interest portion of stock based compensation	5	-
Depreciation and amortization	303	191
Gain on sale of securities available for sale, net	-	(3,129)
Loss on disposal of fixed assets	3	5
Deferred income taxes	(1,234)	(243)
Stock based compensation	46	-
Changes in operating assets and liabilities:
Accounts receivable	241	(520)
Other receivables - related parties	3	(22)
Inventories	18	23
Prepaid expenses and other current assets	(348)	(286)
Accounts payable	628	504
Income taxes payable	(8)	(5)
Accrued liabilities - related parties	9	29
Accrued liabilities	(286)	94
Net cash used by operating activities	(3,880)	(2,582)
Investing Activities
Purchases of property, plant and equipment	(202)	(397)
Proceeds from sale of securities available for sale	-	3,804
Net cash (used) provided by investing activities	(202)	3,407
Financing Activities
Gross proceeds from private placement	-	10,000
Costs of private placement	(45)	(933)
Purchase of common stock for treasury	-	(25)
Proceeds from stock option exercises	-	129
Net cash (used) provided by financing activities	(45)	9,171
(Decrease) increase in cash and cash equivalents	(4,127)	9,996
Cash and cash equivalents - beginning of period	22,545	12,380
Cash and cash equivalents - end of period	$ 18,418	$ 22,376

The accompanying notes are an integral part of the condensed consolidated financial statements.

  Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") and contain all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of results for such periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended.

The information presented in the accompanying condensed consolidated balance sheet as of December 31, 2004 has been derived from the Company's December 31, 2004 audited consolidated financial statements. All other information has been derived from the Company's unaudited condensed consolidated financial statements for the periods as of and ended March 31, 2005 and 2004.

  Significant Accounting Policies

Revenue Recognition

The Company applies the guidance within SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which superceded SAB No. 101, Revenue Recognition in Financial Statements in the evaluation of its contracts to determine when to properly recognize revenue. Under SAB No. 104, revenue is recognized when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured.

Product Revenue

Product revenue is recognized when there is persuasive evidence of an arrangement, the collection of a fixed fee is probable or determinable, delivery of the product to the customer or distributor has occurred, at which time title generally is passed to the customer or distributor, all of which generally occur upon shipment of the product. If the product requires installation to be performed by the Company, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

The Company defers recognition of its initial micro fuel cell product-related revenue at the time of delivery and recognizes revenue as the continued warranty obligations expire. The costs associated with the product and warranty obligations are expensed as they are incurred. The Company's initial shipment of its micro fuel cell product is a customer specific arrangement that includes fuel cell systems and continued warranty support. While contract terms require payment upon delivery of the fuel cell system and are not contingent on the achievement of specific milestones or other substantive performance, the continuing obligation to warranty the product results in the Company deferring recognition of product-related revenue and recognizing product-related revenue when the warranty obligations expire. The warranty on the product is for a period of fifteen months. When micro fuel cell product-related revenue qualifies for revenue recognition it will be recorded in the Consolidated Statements of Operations in the line titled "Other income (expenses), net."

As the Company gains commercial experience, including field experience relative to warranty based on the sales of its initial products, in future periods, the Company may recognize product-related revenue upon delivery of the product or may continue to defer recognition, based on application of appropriate guidance within SAB No. 104, or changes in the manner contractual agreements are structured, including agreements with distribution partners.

  Significant Accounting Policies (Continued)

MTI Instruments, Inc. ("MTI Instruments"), a wholly-owned subsidiary of the Company, currently has distributor agreements in place for (1) the domestic sale of its semiconductor products and (2) the international sale of general instrument and semiconductor products in certain global regions.  Such agreements grant a distributor the right of first refusal to act as distributor for such products in the distributor's territory.  In return, the distributor agrees to not market other products which are considered by MTI Instruments to be in direct competition with MTI Instruments' products. The distributor is allowed to purchase MTI Instruments' equipment at a price which is discounted off the published domestic/international list prices. Such list prices can be adjusted by MTI Instruments during the term of the distributor agreement, but MTI Instruments must provide advance notice at least 90 days before the price adjustment goes into effect.  Generally, payment terms with the distributor are standard net 30 days; however, on occasion, extended payment terms have been granted.  Title to the product passes to the distributor upon delivery to the independent carrier (standard FOB factory), and the distributor is responsible for any required training and/or service with the end-user.  The sale (and subsequent payment) between MTI Instruments and the distributor is not contingent upon the successful resale of the product by the distributor.  Distributor sales are covered by MTI Instruments' standard one-year warranty and there are no special return policies for distributors.

Some of MTI Instruments' direct sales, particularly sales of semi-automatic and fully-automated semiconductor metrology equipment, involve on-site customer acceptance and/or training.  In those instances, revenue recognition does not take place at time of shipment.  Instead, MTI Instruments recognizes the sale after the unit is installed and/or training is performed and an on-site acceptance is given by the customer.  Agreed-upon acceptance terms and conditions, if any, are negotiated at time of purchase.

Funded Research and Development Revenue

The Company performs funded research and development for government agencies and commercial companies under both cost reimbursement and fixed-price contracts.  Cost reimbursement contracts provide for the reimbursement of allowable costs.  On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as the services are performed. In each type of contract, the Company generally receives periodic progress payments or payments upon reaching interim milestones. When the current estimates of total contract revenue for commercial development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as research and development expense as incurred. When government agencies are providing funding they do not expect the government to be the only significant end user of the resulting products.  These contracts do not require delivery of products that meet defined performance specifications, but are best efforts arrangements to achieve overall research and development objectives. Included in accounts receivable are billed and unbilled work-in-progress on contracts. Billings in excess of contract revenues earned are recorded as deferred revenue. While the Company's accounting for government contract costs is subject to audit by the sponsoring entity, in the opinion of management, no material adjustments are expected as a result of such audits. Adjustments are recognized in the period made.

The Company has fixed-price contracts with the following entities: Harris Corporation ("Harris"), Cabot Superior Micro Powders ("CSMP"), the U.S. Marines and the U.S. Army. These contracts will each result in the following funding amounts upon completion of research tasks (CSMP and the U.S. Marines) or prototypes (Harris and the U.S. Army) of $200,000, $69,907, $250,000 and $249,831, respectively.

The Company has two cost-shared contracts with the following entities: the New York State Energy Research and Development Authority ("NYSERDA"); and the Department of Energy ("DOE"). These contracts require that the Company's subsidiary MTI MicroFuel Cells Inc. ("MTI Micro") conduct research and deliver direct methanol micro fuel cell ("DMFC") prototypes pursuant to predefined work plans and schedules. The contracts with NYSERDA and DOE result in the following total multi-year contract expenditures by MTI Micro:

  Significant Accounting Policies (Continued)

$2,702,080 and $6,144,094, and result in total multi-year funding of $1,249,736 and $3,000,000, respectively.

MTI Micro retains ownership of the intellectual property ("IP") generated under each of its federal government contracts and under contracts with Harris and CSMP. Each federal government agency retains a government use license and march- in rights if MTI Micro fails to commercialize technology generated under the contract. In addition, under the NYSERDA contract, MTI Micro has the right to elect to retain any invention made under the NYSERDA contract within six months of invention. NYSERDA also retains rights to a government use license for New York State and its political subdivisions for any inventions made under the contract. In addition, MTI Micro agreed to pay NYSERDA a royalty of 1.5% of the sales price of any product sold incorporating IP developed pursuant to the NYSERDA contract if the product is manufactured by a New York State manufacturer. This royalty increases to 5% if the manufacturer is not deemed to be a New York State manufacturer. In any event, the royalty is subject to a cap equal to two times the total contract funds paid by NYSERDA to MTI Micro as reduced to reflect any New York State jobs created by MTI Micro.

Cost of Product Revenue

Cost of product revenue includes material, labor and overhead. Costs incurred in connection with funded research and development arrangements are included in funded research and product development expenses.

Deferred revenue consists of payments received from customers in advance of services performed, products shipped or installation completed.

Warranty

The Company records a warranty reserve at the time product revenue is recorded based on a historical rate. The reserve is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Stock Based Compensation

The Company has two stock-based employee compensation plans and its majority-owned subsidiary, MTI Micro, has one stock-based employee compensation plan, which are described more fully in Note 13, Stock Based Compensation, of the consolidated financial statements for the year ended December 31, 2004. Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants granted to employees to be included in the consolidated statements of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company accounts for stock-based compensation of employees under the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations and has elected the disclosure-only alternative under SFAS No. 123. The Company records the fair market value of stock options and warrants granted to non-employees in exchange for services in accordance with Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, in the condensed consolidated statements of operations. The Company does not intend to adopt the transition provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.

The following table illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

  Significant Accounting Policies (Continued)
(Dollars in thousands, except per share data)	Three months ended
	Mar. 31,	Mar. 31,
	2005	2004
Net loss, as reported	$(6,054)	$ (242)
Add: Total stock-based employee compensation
expense already recorded in financial
statements, net of related tax effects	44	-

Deduct: Total stock-based employee
compensation expense determined under fair
value based method for all awards, net of
related tax effects	(452)	(215)
Pro forma net loss	$(6,462)	$ (457)

Loss per share:
Basic and diluted - as reported	$ (0.20)	$ (0.01)
Basic and diluted - pro forma	$ (0.21)	$ (0.02)

Accounting for Derivative Instruments

The Company accounts for derivative instruments and embedded derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Derivative Instruments and Certain Hedging Activities, which establishes a model for accounting for derivatives and hedging activities. These standards require an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Fair value is estimated using the Black Scholes Option-Pricing Model. The Company also follows EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock, which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF Issue No. 00-19, a contract designated as an asset or a liability must be carried at fair value, with any changes in fair value recorded in the results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required.

The Company held or has outstanding the following derivative financial instruments:
	Mar. 31,	Mar. 31,	Dec. 31,
	2005	2004	2004	Expiration
Derivatives issued:
Warrants, exercisable beginning February 5, 2005, to purchase the
Company's common stock issued to Chicago Investment Group, L.L.C.
at a purchase price of $10.572 per share	28,377	28,377	28,377	February 5, 2006
First Investment Right, exercisable beginning April 25, 2004, to purchase the Company's common stock issued to Fletcher
International, Ltd. at a purchase price of $6.34 per share (1)	-	1,135,074	-	December 31, 2004
Second Investment Right, exercisable beginning December 22, 2004, to purchase the Company's common stock issued to Fletcher
International, Ltd. at a purchase price of $6.023 per share through
December 31, 2006 (1) (3)	3,320,604	2,553,916	3,154,575	December 31, 2006
Plug Power Investment Right, exercisable at any time from June 1, 2005 through December 31, 2006, to purchase a number of the Company's shares of Plug Power common stock (to the extent of the number of shares remaining in escrow pursuant to the agreement) equal to
$10,000,000 divided by the prevailing price per share of Plug Power
common stock (1)	(2)	-	-	December 31, 2006

  Significant Accounting Policies (Continued)

(1) - The Company and Fletcher International, Ltd. entered into an amended private placement agreement on May 4, 2004.

(2) -The exercise price for the Plug Power Investment Right is $10,000,000 less the positive difference between $18,000,000 and the product of 2,680,671 shares multiplied by the prevailing price per share of our common stock on the date Fletcher elects to exercise such right, all divided by the quotient obtained by dividing 10,000,000 by the prevailing price of Plug Power common stock on the date Fletcher elects to exercise such right.

(3) - The Company incurred a registration penalty during March 2005 which resulted in a reduction in the exercise price for the Second Investment Right from $6.34 to $6.023 per share.

The Plug Power Investment Right is valued on a quarterly basis using the Black-Scholes Option Pricing model. Significant assumptions used in the valuation include exercise dates, closing stock prices for the common stock of the Company and Plug Power Inc. ("Plug Power"), volatility of the common stock of the Company and Plug Power, risk-free interest rate and estimated number of shares in escrow. Gains (losses) on derivatives are included in "Loss on derivatives" in the Condensed Consolidated Statements of Operations.

Income Taxes

The Company accounts for taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under SFAS No. 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The provision for taxes is reduced by investment and other tax credits in the years such credits become available. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

  Accounts Receivable and Allowance for Doubtful Accounts

Included in accounts receivable are the following at:

	Mar. 31,	Dec. 31,
(Dollars in thousands)	2005	2004
U.S. and State Government:
Amount billed	$ 632	$ 844
Amount billable	305	301
Retainage	22	11
Total U.S. and State Government	959	1,156
Commercial amounts billed	630	674
Sub Total	1,589	1,830
Allowance for bad debts	(58)	(58)
Total	$1,531	$1,772

The balances billed but not paid by customers pursuant to retainage provisions in contracts are due upon completion of the contracts and acceptance by the customer. Based on the Company's experience, most retainage amounts are expected to be collected within the ensuing year.

  Inventories

Inventories consist of the following at:
	Mar. 31,	Dec. 31,
(Dollars in thousands)	2005	2004
Finished goods	$ 343	$ 318
Work in process	121	100
Raw materials, components and assemblies, net	654	718
	$1,118	$1,136

  Securities Available for Sale

Securities available for sale are classified as both current assets and long-term restricted assets and accumulated net unrealized gains are reported in Other Comprehensive Income.

The principal components of the Company's securities available for sale consist of the following at:

(Dollars in thousands, except stock price and share data)
				Quoted
				Market
	Book	Unrealized	Recorded	Price
Security	Basis	Gain	Fair Value	Per NASDAQ	Ownership	Shares
March 31, 2005
Plug Power:
Current	$ 5,141	$13,954	$19,095	$ 6.60	3.97%	2,893,227
Restricted (1)	4,797	13,023	17,820	$ 6.60	3.70%	2,700,000
Total	$ 9,938	$26,977	$36,915		7.67%	5,593,227
December 31, 2004
Plug Power:
Current	$ 5,141	$12,537	$17,678	$6.11	3.95%	2,893,227
Restricted (1)	4,797	11,700	16,497	$6.11	3.69%	2,700,000
	$ 9,938	$24,237	$34,175		7.64%	5,593,227
  In connection with the amended private placement agreement, the Company has deposited 2.7 million shares of Plug Power common stock into escrow.

The book basis roll forward of Plug Power securities is as follows:

Plug Power - Current
(Dollars in thousands)	Mar. 31,	Dec. 31,
	2005	2004
Securities available for sale, beginning of period	$ 5,141	$10,791
Sale of shares	-	(853)
Transfer 3,000,000 shares to restricted on 1/29/04	-	(5,330)
Transfer 300,000 shares from restricted on 5/6/04	-	533
Securities book basis	5,141	5,141
Unrealized gain on securities available for sale	13,954	12,537
Securities available for sale, end of period	$19,095	$17,678

Plug Power - Restricted
(Dollars in thousands)	Mar. 31,	Dec. 31,
	2005	2004
Securities available for sale, beginning of period	$ 4,797	$ -
Transfer 3,000,000 shares from current on 1/29/04	-	5,330
Transfer 300,000 shares to current on 5/6/04	-	(533)
Securities book basis	4,797	4,797
Unrealized gain on securities available for sale	13,023	11,700
Securities available for sale - restricted, end of period	$17,820	$16,497

  Securities Available for Sale (Continued)

Accumulated unrealized gains related to securities available for sale are as follows:

	Mar. 31,	Dec. 31,
(Dollars in thousands)	2005	2004
Accumulated unrealized gains	$ 26,977	$24,237
Accumulated deferred tax expense on unrealized gains	(10,790)	(9,695)
Accumulated net unrealized gains	$ 16,187	$14,542
  Income Taxes

The Company's effective income tax benefit rate from operations differed from the Federal statutory rate as follows:

	Three months ended
	Mar. 31,	Mar. 31,
	2005	2004
Federal statutory tax rate	34.00%	34.00%
State taxes, net of federal tax effect	5.79	4.15
Adjustment for projected annual effective tax rate	(24.06)	-
Other benefit, net	(.03)	.39
Tax rate	15.70%	38.54%

Income tax benefit (expense) consists of the following:

	Three months ended
(Dollars in thousands)	Mar. 31,	Mar. 31,
	2005	2004
Operations before minority interest
Federal	$ -	$ 96
State	(25)	(23)
Deferred	1,234	243
Total	$1,209	$ 316
Income tax benefit (expense) allocated directly to shareholders' equity:
Change in unrealized (gain) loss on available for sale securities - Deferred tax (expense) benefit	$(1,096)	$(238)
Expenses for employee stock options recognized differently for financial reporting/tax purposes - Federal tax benefit	2	75
	$(1,094)	$(163)

The valuation allowance at March 31, 2005 and December 31, 2004 was $1.836 million. It is anticipated that a full valuation allowance will be required by the end of 2005. The provision for this quarter has been adjusted to reflect the projected annual effective rate including the anticipated impact of a full valuation allowance. The valuation allowance reflects the estimate that it was more likely than not that certain net operating losses may be unavailable to offset future taxable income.

  Shareholders' Equity

Common Shares

Changes in common shares issued are as follows:
	Three
	Months Ended	Year Ended
	Mar. 31,	Dec. 31,
	2005	2004
Balance, beginning	38,650,949	35,776,510
Issuance of shares for stock option exercises	-	193,768
Issuance of shares for private placement	-	2,680,671
Balance, ending	38,650,949	38,650,949

Treasury Stock

Changes in treasury stock shares are as follows:
	Three
	Months Ended	Year Ended
	Mar. 31,	Dec. 31,
	2005	2004
Balance, beginning	8,040,736	8,035,974
Shares acquired for cash	-	4,762
Balance, ending	8,040,736	8,040,736

Warrants Issued

On February 5, 2004, the Company issued to Chicago Investment Group, L.L.C. a warrant to purchase 28,377 shares of the Company's common stock at an exercise price of $10.572 per share. The estimated fair value of this warrant at the date issued was $1.39 per share, using a Black Scholes Option-Pricing Model and assumptions similar to those used for valuing the Company's stock options. The warrant is exercisable beginning February 5, 2005 and expires on February 5, 2006.

Reservation of Shares

The Company has reserved common shares for future issuance as of March 31, 2005 as follows:
Stock options outstanding	3,754,250
Stock options available for issuance	2,630,714
Additional Investment Rights as required by amended private placement agreement	4,150,756
Registration penalty shares under private placement agreement	66,413
Warrants outstanding	28,377
Number of common shares reserved	10,630,510

Private Placement

The Company entered into a financing transaction with Fletcher International, Ltd. ("Fletcher"), on January 29, 2004 and amended the terms of such transaction on May 4, 2004. To date Fletcher has purchased 2,680,671 shares of our common stock pursuant to such financing transaction. In addition, Fletcher has the right to purchase an additional $20 million of the Company's common stock, on one or more occasions, at a price of $6.023

  Shareholders' Equity (Continued)

(adjusted from $6.34) per share at any time prior to December 31, 2006. Fletcher also has the right to receive Company shares without payment upon the occurrence of certain events, including but not limited to, failing to register for resale with the SEC shares purchased by Fletcher on the time table agreed to, a restatement of the Company's financial statements, change of control of the Company and issuance of securities at a price below Fletcher's purchase price. We have filed registration statements covering all of the shares purchased by Fletcher to date and in the event of any additional purchases we are similarly obligated to file one or more registration statements covering the resale of such shares. Fletcher also has the right to purchase up to 2,700,000 shares of Plug Power common stock owned by us, potentially at a discount to the market price of such shares at the time of purchase.

We filed a registration statement on January 6, 2005 covering the resale of 1,261,829 shares of our common stock purchased by Fletcher on December 22, 2005. The Company failed to meet its contractual obligation with Fletcher to have such registration statement declared effective by March 22, 2005 and therefore under the terms of the Fletcher agreement we were required to issue additional shares of common stock to Fletcher and the exercise price for the Fletcher additional investment rights has been reduced to $6.023 per share. We are required to issue a number of shares of common stock that will result in Fletcher having effectively made its December 2004 investment at a price per share that is lower than the actual price paid. We refer to this reduced exercise price as the "deemed exercise price." More specifically, for each month during which we fail to satisfy the registration requirement, the deemed exercise price is reduced by $0.317 per share. As a consequence, on April 20, 2005 we issued 66,413 shares of common stock to Fletcher without any additional payment required by Fletcher, representing a deemed exercise price for Fletcher's December 2004 investment of $6.023 per share. In addition, since we are required to file a registration statement covering the resale of any such additional shares issued to Fletcher, we amended the registration statement initially filed in January 2005 to include the additional 66,413 shares of common stock. That registration statement, covering the resale of 1,328,242 shares of common stock, was declared effective by the SEC on April 21, 2005.

Additional Investment Rights

The additional investment rights provide Fletcher with the right, but not the obligation, to purchase, in a single purchase or multiple purchases, up to an additional $20 million of our common stock at any time prior to December 31, 2006 at a price per share equal to $6.023 (adjusted from $6.34), which date and price may be extended and adjusted, respectively, in the event that we have not satisfied our contractual obligations with respect to the registration for resale of common stock issued or issuable to Fletcher.

The table below illustrates the number of shares Fletcher would receive upon exercise of its $20 million additional investment right at a price per share equal to $6.023 (adjusted from $6.34) (such exercise price is subject to adjustment as described below under "Adjustment Provisions"). Further, the Company's 2004 private placement agreement with Fletcher provides that the maximum number of shares we could potentially issue to Fletcher is 8,330,411 shares.

Purchase Price MTI Stock	Shares Issuable in Exchange for $20 Million Investment
$6.023	3,320,604

Plug Power Shares

The Company has placed 2,700,000 shares of Plug Power common stock in escrow that are available for purchase by Fletcher in certain instances. Fletcher may, on one or multiple occasions, from June 1, 2005 to December 31, 2006, exercise its right to purchase from us a number of shares of Plug Power common stock totaling $10,000,000 divided by the prevailing price (as defined below) per share of Plug Power common stock, but only to the extent of the number of shares remaining in escrow. Commencing immediately after the SEC declared effective on May 20, 2004 the registration statement relating to shares of our common stock owned by Fletcher, we have the right to have 250,000 of such shares released from escrow to us, on a monthly basis, in the event that on any day during such month, the prevailing price of our common stock exceeds $6.343 (which price may have been adjusted to reflect stock splits, recombinations, stock dividends or the like).

  Shareholders' Equity (Continued)

The exercise price for the Plug Power investment right is $10,000,000 less the positive difference between $18,000,000 and the product of the sum of 2,680,671 shares multiplied by the prevailing price per share of our common stock on the date Fletcher elects to exercise such right, all divided by the quotient obtained by dividing 10,000,000 by the prevailing price of Plug Power common stock on the date Fletcher elects to exercise such right. As used herein, a prevailing price is the average of the daily volume-weighted average price per share of common stock during the sixty-business-day period ending three days prior to the date Fletcher elects to exercise such right, provided however that the price may not exceed the average of the daily volume-weighted average prices for any ten business days within such sixty-business day period. Each of the above referenced per share exercise prices for the additional investment rights is subject to adjustment as described below under "Adjustment Provisions."

As a result of this exercise price calculation, we may be required to sell shares of Plug Power at a discount to prices we would otherwise obtain in sales at market prices. The table below illustrates such potential discounts based on assumed decreases in our stock price from $5.00 (which, for the purposes of this illustration, serves as an approximation of the price of our common stock), and an assumed price of Plug Power common stock at the time of exercise.
	Assumed	Effective	Percentage
MTI	Plug	Exercise	Discount	Plug Shares	Proceeds to
Price	Price	Price	to Market	Purchased	MTI
$5.00	$7.00	$3.78	46%	1,428,571	$5,399,998
$4.50	$7.00	$2.84	59%	1,428,571	$4,063,023
$3.00	$7.00	$0.03	99%	1,428,571	$ 42,016
$1.50	$7.00	$ -	100%	1,428,571	$ -

Adjustment Provisions

The 2004 private placement with Fletcher also provides that the Company may be required to issue additional shares to Fletcher, reduce the exercise prices described above for the additional investment rights and/or extend the investment term upon the occurrence of certain events (each as more fully described below) including:

  a restatement of our financial results,
  a change in control of our company,
  a future issuance of our capital stock at a price less than $7.048 as it relates to the initial $10 million investment and $6.34 as it relates to all additional investments, or our failure to maintain the effectiveness of the registration statement relating to shares of our common stock that Fletcher owns or may acquire, as well as our failure to satisfy the other requirements relating to registration.

Restatement

In the event we restate any portion of our financial statements prior to January 29, 2005, or prior to the first anniversary of the closing of any additional investment, as the case may be, the exercise price for the additional investment rights may be adjusted to equal the average price (as defined) of our common stock sixty days after we restate our financial statements if the average price of the Company's common stock sixty days after a restatement is five percent lower than the average price three days before the restatement (a "Qualifying Restatement"). In addition, with respect to any investments made prior to the time of the restatement, Fletcher would receive additional shares of common stock such that all such investments will have been effectively made at such adjusted exercise price.

  Shareholders' Equity (Continued)

The following table illustrates the number of additional shares of common stock Fletcher would receive without any additional payment on its part in the event that the average price of the Company's common stock sixty days after a restatement (as defined) is $5.00 per share and $4.00 per share.

	Number of Shares	Qualifying
Investments	Issued at the time of the	Restatement	Additional Shares
To Date	Original Investment	Price	to be Issued
$18,000,000	2,680,671	$5.00	919,329
$18,000,000	2,680,671	$4.00	1,819,329

In response to comments received from the SEC staff of the Division of Corporation Finance, the Company previously amended its current Annual Report on Form 10-K for the year ended December 31, 2004 and its prior

Annual Reports on Form 10-K for the years ended December 31, 2003 and December 31, 2002 to supplement the Company's financial statements with additional financial statements of SatCon Technology Corporation and Plug Power, which were all previously publicly available, and to include certain summary financial information for both companies in the relevant notes to the Company's financial statements. In the Company's opinion, the above do not constitute restatements for purposes of its agreement with Fletcher.

Change in Control

In the event of a change of control of our company prior to sixty days after the expiration of the additional investment term, we may have to issue additional shares of our common stock to Fletcher and the additional investment rights (including the right to purchase the Plug Power shares) may be accelerated. If the consideration per share paid to our shareholders in the change of control transaction is less than twice the amount of the price per share paid by Fletcher for any of its investments pursuant to the agreement with Fletcher of the certificate of additional investment rights, then we must issue to Fletcher a number of shares of our common stock such that all of its investments will have been effectively made at a price per share equal to such per share change of control consideration multiplied by 0.5.

Dilutive Issuances

If, after December 31, 2004 and ending December 31, 2006, we issue any equity securities at a price below $7.048 as it relates to the initial $10 million investment and $6.34 as it relates to any additional investments which have been made, the exercise price for the additional investment rights shall be adjusted to provide Fletcher "weighted average" anti-dilution protection and we must issue to Fletcher a number of additional shares such that all prior investments will have been effectively made at such adjusted exercise price.

Registration Obligations

In the event we fail to satisfy our contractual obligations to register for resale shares of common stock issued or issuable to Fletcher, then we must issue to Fletcher a number of additional shares to reflect the number of shares it would have acquired if its purchase price was based on the actual exercise price reduced by five percent for each month in which we fail to satisfy our obligations and adjust the exercise price for the additional investment rights to such lower price. In addition, such failure will result in an extension of the investment term for each day we fail to satisfy our registration obligations. These registration obligations include, among other things, maintaining the effectiveness of registration statements.

As described above, we failed to satisfy the registration requirement for the 1,261,829 shares of common stock purchased by Fletcher on December 22, 2004 until April 21, 2005.

  Shareholders' Equity (Continued)

Other

The 2004 private placement also provides Fletcher certain other rights including, but not limited to, indemnification rights with respect to (1) breaches of representations, warranties and covenants contained in the agreements with Fletcher, and (2) misstatements in or omissions from the prospectus and the registration statement relating to shares of our common stock that Fletcher owns or may acquire.

  Loss Per Share

The following is the reconciliation of the numerators and denominators of the basic and diluted loss per share computations:

	Three months ended
	Mar. 31,	Mar. 31,
(Dollars in thousands, except shares and per share data)	2005	2004
Loss	$ (6,054)	$ (242)
Basic and Diluted Loss per Share:
Common shares outstanding, beginning of period	30,610,213	27,740,536
Weighted average common shares issued during the period	-	1,008,756
Weighted average common shares reacquired during the period	-	(157)
Weighted average shares outstanding, end of period	30,610,213	28,749,135
Loss per weighted average share	$ (0.20)	$ (0.01)

For the three months ended March 31, 2005, options to purchase 3,754,250 shares of common stock at exercise prices ranging from $0.54 to $20.92 per share, additional investment rights to purchase approximately 3,320,604 shares ($20 million divided by $6.023 per share) of common stock with an exercise price of $6.023 per share and warrants to purchase 28,377 shares of common stock with an exercise price of $10.572 per share were outstanding but were not included in the computations of Loss per Share-assuming dilution because the Company incurred losses during this period and inclusion would be anti-dilutive.

For the three months ended March 31, 2004, options to purchase 2,825,650 shares of common stock at exercise prices ranging from $0.54 to $20.92 per share, additional investment rights to purchase approximately 3,688,990 shares ($26,000,000 divided by $7.048 per share) of common stock with an exercise price of $7.048 per share and warrants to purchase 28,377 shares of common stock with an exercise price of $10.572 per share were outstanding but were not included in the computations of Loss per Share-assuming dilution because the Company incurred losses during this period and inclusion would be anti-dilutive.

  Sale of Securities Available for Sale

The Company sold shares of the following securities and recognized gains and proceeds as follows:
	Three months ended
	Mar. 31,	Mar. 31,
(Dollars in thousands, except shares)	2005	2004
Plug Power
Shares sold	-	380,000
Proceeds	$ -	$ 3,804
Gain on sales	$ -	$ 3,129

  Cash Flows - Supplemental Information
	Three months ended
	Mar. 31,	Mar. 31,
(Dollars in thousands)	2005	2004
Non-cash Operating, Investing and Financing Activities:
Additional paid-in-capital resulting from stock option exercises treated differently for financial reporting and tax purposes	$ 2	$ 75
Change in investment and paid-in-capital resulting from other investors' activity in MTI MicroFuel Cells Inc. stock	46	-

  Segment Information

The Company operates in two business segments, New Energy and Test and Measurement Instrumentation. The New Energy segment is focused on commercializing DMFCs. The Test and Measurement Instrumentation segment designs, manufactures, markets and services computer-based balancing systems for aircraft engines, high-performance test and measurement instruments and systems, and wafer characterization tools for the semiconductor industry. The Company's principal operations are located in North America.

The accounting policies of the New Energy and Test and Measurement Instrumentation segments are the same as those described in the summary of significant accounting policies in the Company's consolidated financial statements (See Note 1) for the year ended December 31, 2004. The Company evaluates performance based on profit or loss from operations before income taxes, accounting changes, items management does not deem relevant to segment performance, and interest income and expense. Inter-segment sales are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items and items like income taxes or unusual items, which are not allocated to reportable segments. The "Reconciling Items" column includes minority interests in a consolidated subsidiary. In addition, segments' noncash items include any depreciation and amortization in reported profit or loss. The New Energy segment figures include the Company's micro fuel cell operations, equity securities of Plug Power, gains (losses) on the sale of these securities, (losses) gains related to the embedded derivative for the purchase of Plug Power common stock and warrants to purchase SatCon common stock.
(Dollars in thousands)		Test and			Condensed
		Measurement		Reconciling	Consolidated
Three months ended March 31, 2005	New Energy	Instrumentation	Other	Items	Totals
Product revenue	$ -	$1,403	$ -	$ -	$ 1,403
Funded research and development revenue	324	-	-	-	324
Research and product development expenses	2,391	269	-	-	2,660
Selling, general and administrative expenses	1,375	479	1,180	-	3,034
Loss on derivatives	(3,234)	-	-	-	(3,234)
Segment loss from operations before income taxes and minority interests	(7,336)	(49)	(318)	-	(7,703)
Segment (loss) profit	(7,336)	(49)	891	440	(6,054)
Total assets	46,746	2,204	16,171	-	65,121
Securities available for sale	19,095	-	-	-	19,095
Securities available for sale - restricted	17,820	-	-	-	17,820
Derivative liability	4,359	-	-	-	4,359
Capital expenditures	134	22	46	-	202
Depreciation and amortization	138	15	150	-	303

  Segment Information (Continued)
(Dollars in thousands)		Test and			Condensed
		Measurement		Reconciling	Consolidated
Three months ended March 31, 2004	New Energy	Instrumentation	Other	Items	Totals
Product revenue	$ -	$ 1,579	$ -	$ -	$ 1,579
Funded research and development revenue	388	-	-	-	388
Research and product development expenses	2,401	267	-	-	2,668
Selling, general and administrative expenses	313	391	603	-	1,307
Loss on derivatives	(1,281)	-	-	-	(1,281)
Gain on sale of securities available for sale, net	3,129	-	-	-	3,129
Segment (loss) profit from continuing operations before income taxes and minority interests	(766)	201	(255)	-	(820)
Segment (loss) profit	(766)	201	61	262	(242)
Total assets	50,422	2,546	19,141	-	72,109
Securities available for sale	20,792	-	-	-	20,792
Securities available for sale - restricted	23,160	-	-	-	23,160
Capital expenditures	188	10	199	-	397
Depreciation and amortization	94	16	81	-	191

  The following table presents the details of "Other" segment profit:
	Three months ended
(Dollars in thousands)	Mar. 31,	Mar. 31,
	2005	2004
Corporate and Other Income (Expense):
Depreciation and amortization	$ (150)	$ (81)
Interest income	54	16
Income tax benefit	1,209	316
Other expense, net	(222)	(190)
Total corporate and other income	$ 891	$ 61
  Related Party Transactions

The Company purchases materials from E.I. du Pont de Nemours and Company ("DuPont"), a shareholder in MTI Micro, such purchases totaled $45 thousand and $123 thousand for the three months ended March 31, 2005 and 2004, respectively. The Company has a liability to DuPont for materials purchases totaling $9 thousand as of March 31, 2005 and a net receivable totaling $2 thousand as of December 31, 2004. This liability is included in the financial statement line "Accrued liabilities - related parties." The net receivable is included in the financial statement line "Other receivables - related parties."

  Effect of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4 ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

  Effect of Recent Accounting Pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which the Company currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning in its first quarter of 2006. The Company has not yet determined the impact of applying the various provisions of SFAS No. 123R. The unvested value of share awards to be amortized into the operating statement is approximately $5.7 million as of December 31, 2004.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for non-monetary asset exchanges beginning in our second quarter of fiscal 2006. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

  Commitments and Contingencies

Lawrence

On September 9, 1998, Barbara Lawrence, the Lawrence Group, Inc. ("Lawrence"), and certain other Lawrence-related entities ("Plaintiffs") initially filed suit in the Bankruptcy Court and the United States District Court for the Northern District of New York which were subsequently consolidated in the District Court, against First Albany Corporation ("FAC"), Mechanical Technology Incorporated, Dale Church, Edward Dohring, Beno Sternlicht, Alan Goldberg and George McNamee (former Directors of the Company), Marty Mastroianni (former President and Chief Operating Officer of the Company), and 33 other individuals ("Defendants") who purchased a total of 820,909 (2,462,727 shares post split) shares of the Company's common stock from the Plaintiffs. The case concerns the Defendants' 1997 purchase of Mechanical Technology shares from the Plaintiffs at the price of $2.25 per share ($0.75 per share post split). FAC acted as Placement Agent for the Defendants in the negotiation and sale of the shares and in proceedings before the Bankruptcy Court for the Northern District of New York, which approved the sale in September 1997.

Plaintiffs claim that the Defendants failed to disclose material inside information concerning Plug Power, LLC to the Plaintiffs and therefore the $2.25 per share ($0.75 per share post split) purchase price was unfair. Plaintiffs are seeking damages of $5 million plus punitive damages and costs. In April 1999, Defendants filed a motion to dismiss the amended complaint, which was denied by the Bankruptcy Court. On appeal in October 2000, Plaintiffs' cause of action was dismissed by the United States District Court for the Northern District of New

York. In November 2000, Plaintiffs filed an appeal of that dismissal with the United States Court of Appeals for the Second Circuit. In June 2002, the Second Circuit Court of Appeals reversed the District Court decision and remanded the case for further consideration of the Plaintiff's claims as motions to modify the Bankruptcy Court sale order. The Plaintiff's claims have now been referred back to Bankruptcy Court for such consideration. In September 2003, the Bankruptcy Court issued an order permitting Plaintiffs to conduct limited discovery concerning how First Albany formed an opinion about the Company's stock up until the date the Stock Purchase Agreement was executed. Discovery has commenced.

The Company believes the claims have no merit and intends to defend them vigorously. The Company cannot predict the outcome of the claims nor reasonably estimate a range of possible loss given the current status of the litigation. Accordingly, no amounts have been reserved for this matter.

  Commitments and Contingencies (Continued)

Leases

The Company and its subsidiaries lease four manufacturing, laboratory and office facilities. The leases generally provide for the Company to pay either an increase over a base year level for taxes, maintenance, insurance and other costs of the leased properties or the Company's allocated share of insurance, taxes, maintenance and other costs of leased properties. The leases contain renewal provisions.

Future minimum rental payments required under non-cancelable operating leases are (dollars in thousands): $519 remaining in 2005; $532 in 2006, $327 in 2007, $316 in 2008, $289 in 2009, and $0 thereafter.

Warranties

A reconciliation of changes in product warranty liabilities is as follows:
	Three months ended	Year ended
	Mar. 31,	Dec. 31,
(Dollars in thousands)	2005	2004
Balance, January 1	$38	$ 28
Accruals for warranties issued	7	38
Accruals related to pre-existing warranties (including changes in estimates)	-	(16)
Settlements made (in cash or in kind)	(5)	(12)
Balance, end of period	$40	$ 38

Licenses

The Company licenses, on a non-exclusive basis, certain DMFC technology from Los Alamos National Laboratory ("LANL"). Under this agreement, the Company is required to pay future minimum annual license fees of $250 thousand yearly through 2019. Once products are being sold, royalties will be based on 2% of the first $50 million of net sales, 1% on net sales in excess of $50 million but less than $100 million and .5% on net sales in excess of $100 million. License payments made in any year can be applied against royalties due and total annual fees in any year shall not exceed $1 million.

Employment Agreements

The Company has employment agreements with certain employees that provide severance payments and accelerated vesting of certain options upon termination of employment under certain circumstances, as defined in the applicable agreements. As of March 31, 2005, the Company's potential minimum obligation to these employees was approximately $.946 million.

Investment Company Act

The Company's securities available for sale constitute investment securities under the Investment Company Act of 1940 (the "Investment Company Act"). In general, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions and exemptions. Investment companies are subject to registration under, and compliance with, the Investment

Company Act unless a particular exemption or safe harbor provision applies. If the Company were to be deemed an investment company, the Company would become subject to the requirements of the Investment Company Act. As a consequence, the Company would be prohibited from engaging in certain businesses or issuing certain securities, certain of the Company's contracts might be voidable, and the Company might be subject to civil and criminal penalties for noncompliance.

  Commitments and Contingencies (Continued)

Until fiscal 2001, the Company qualified for a safe harbor exemption under the Investment Company Act based upon the level of ownership of shares of Plug Power and influence over its management or policies. However, since the Company sold some of its shares of Plug Power during fiscal 2001, this safe harbor exemption may not be available.

On December 3, 2001, the Company made an application to the SEC requesting that it either declare that the Company is not an investment company because it is primarily engaged in another business or exempt it from the provisions of the Investment Company Act for a period of time. The Company amended this application on October 20, 2003. This application is pending. If the Company's application is not granted, the Company will have to find another safe harbor or exemption that it can qualify for, which may include a one-year safe harbor granted by the Investment Company Act, or become an investment company subject to the regulations of the Investment Company Act.

If the Company was deemed to be an investment company and could not find another safe harbor or exemption and failed to register as an investment company, the SEC could require the Company to sell its interest in Plug Power until the value of its securities available for sale are reduced below 40% of total assets. This could result in sales of securities in quantities of shares at depressed prices and the Company may never realize anticipated benefits from, or may incur losses on, these sales. Also, in connection with the Strategic Alliance Agreement with Gillette, the Company has agreed to indemnify Gillette against any losses arising out of or related to the

Company's noncompliance with the Investment Company Act or any regulations thereunder.

Further, the Company may be unable to sell some securities due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Company may incur tax liabilities when selling assets.

Contract Losses

During 2004, MTI Micro entered into a fixed price-cost type completion contract with the U.S. Army. The contract which totals $250 thousand permits monthly cost progress payments and calls for the delivery of five DMFC power system units. These prototypes require substantial engineering to meet the performance requirements of the customer. At the end of 2004, MTI Micro forecasted that the contract would be completed during 2005 and accrued $ 540 thousand for the then anticipated cost needed to be incurred to complete the project. The expected overrun has increased to $1.036 million and the accrued contract overrun remains at $540 thousand as of March 31, 2005. Although MTI Micro believes that it will complete this contract to the satisfaction of the customer, it is possible that MTI Micro will not be successful. Through monthly reports, MTI Micro updates the customer on accomplishments, technical issues, financial status, forecast to complete and anticipated solutions.

Additionally, other contracts have forecasted costs in excess of contract values as of March 31, 2005 and December 31, 2004. As of the end of 2004, MTI Micro accrued $17 thousand for the anticipated cost overruns for the projects and the accrued contract overrun remains at $17 thousand as of March 31, 2005.

  Issuance of Stock by Subsidiary

MTI Micro was formed on March 26, 2001. As of March 31, 2005, the Company owns approximately 89% of MTI Micro's outstanding common stock.

The increase in the Company's paid-in-capital related to MTI MicroFuel Cell investment of $46 thousand for the period ended March 31, 2005, represents the changes in the Company's equity investment in MTI Micro, which resulted from third-party stock transactions in MTI Micro.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Item 2 contains forward-looking statements that involve risks and uncertainties, which may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. See "Statement Concerning Forward-Looking Statements" on page 32.

Overview

The Company is primarily engaged in the development and commercialization of MobionTM cord-free advanced portable power systems, through its subsidiary MTI MicroFuel Cells Inc. ("MTI Micro"), and in the design, manufacture, and sale of high-performance test and measurement instruments and systems through its subsidiary MTI Instruments, Inc. ("MTI Instruments"). MTI also co-founded and retains a minority interest in Plug Power Inc. ("Plug Power") (Nasdaq: PLUG), a designer and developer of on-site energy systems based on proton exchange membrane fuel cells.

MTI Micro designs and develops MobionTM fuel cell systems for portable power applications. A micro fuel cell is a portable power source that converts chemical energy into useable electrical energy. MTI Micro is developing a micro fuel cell that uses methanol, a common alcohol, as its fuel. The Company believes direct methanol fuel cell ("DMFC") systems could potentially have an energy density of five to ten times that of Li-Ion batteries. The Company believes that, when commercialized, DMFC systems should be able to power a wireless electronic device for longer periods of time than Li-Ion batteries without recharging/refueling. In addition, MobionTM fuel cell systems may be instantly refueled eliminating the need for a power outlet or a lengthy recharge.

MTI Micro's fuel cell technology platform can be customized to provide portable power for a number of applications depending on the power level, required run time and size requirements. MTI Micro's initial product is a power source for hand held RFID tag readers. The first MobionTM fuel cell systems were delivered at the end of 2004 in low volumes to a single consumer.

MTI Micro has also developed prototype DMFC systems for military customers, including the RF Communications Division of Harris Corporation ("Harris"), a supplier of military communication devices. Pursuant to the Harris agreements, MTI Micro delivered prototypes during the first and second quarters of 2003 and the second quarter of 2004.

MTI Instruments has three product groups: aviation, general gaging and semiconductor. These product groups provide: electronic, computerized general gaging instruments for position, displacement and vibration applications; and semiconductor products for wafer characterization of semi-insulating and semi-conducting wafers and vibration analysis systems for aircraft engines. MTI Instruments' strategy is to continue to enhance and expand its product offerings with the goal of increasing market share and profitability. MTI Instruments' largest customers include the U.S. Air Force and industry leaders in the computer, electronic, semiconductor, automotive, aerospace, aircraft and bioengineering fields.

MTI Instruments' engine balancing and vibration analysis system primarily serves the aviation industry, both in the commercial and military sectors.  These systems perform a number of vibration analysis and engine balancing functions typically for large turbofan engines on the flight-line and in test cells.  In addition, MTI Instruments' engine balancing and vibration analysis system has recently been used for the first time in an industrial turbo machinery application.

MTI Instruments' general gaging product line employs three sensing technologies - capacitance, fiber optics and laser triangulation - to measure displacement, position, thickness, vibration and other dimensional measurement applications.  The advantages of each technology are generally related to the requirements of specific applications, which typically transcend the capabilities of conventional measuring techniques.  End-users cover a broad range of industrial markets, as well as research labs, universities and the government agencies.

MTI Instruments' semiconductor tools compete in the wafer metrology segment of the semiconductor equipment market. Product models include manual units, semi-automated units and fully automated systems that measure thickness, total thickness variation, bow, warp, site and global flatness. These metrology and inspection tools cover a broad range of applications both on the front-end and back-end of the manufacturing process. End-users of these tools include both wafer manufacturers (foundries) and device (chip) manufacturers.

From inception through March 31, 2005, the Company has incurred net losses of $72.7 million and expects to incur losses as it continues micro fuel cell product development and commercialization programs. The Company expects that losses will fluctuate from year to year and that such fluctuations may be substantial as a result of, among other factors, gains on sales of securities available for sale and the operating results of MTI Instruments and MTI Micro.

Critical Accounting Policies and Significant Judgments and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 1 to the Company's 2004 annual consolidated financial statements includes a summary of the Company's most significant accounting policies. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of assets and liabilities. On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, securities available for sale, income taxes and derivatives. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates were discussed with our Audit Committee.

Discussion and Analysis of Results of Operations

Results of Operations for the Quarter Ended March 31, 2005 Compared to March 31, 2004

The following is management's discussion and analysis of certain significant factors, which have affected the Company's results of operations for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Product Revenue. Product revenue for 2005 decreased in comparison to the same period in 2004 by $.176 million, or 11.1%, to $1.403 million. This decrease is the result of decreases in sales to semiconductor customers of $.142 million and aviation customers of $.135 million offset by increases in sales to general gaging customers of $.101 million. The decrease in semiconductor sales reflects the shipment of one manual gage during the first quarter of 2005 as compared to five manual gages and one semi-automated unit for the same period in 2004. The decrease in sales to aviation customers includes a $.182 million decrease related to the timing of shipments under the Retrofit Air Force contract due to fewer portable balancing systems, change amplifiers and accessory kits being sent by the U.S. Air Force for upgrade in 2005 than in 2004. A total of 22 units were upgraded in 2005 compared to 30 in 2004. This reduction in upgrade business was partially offset by the shipment of five new accessory kits under a priority contract from the U.S. Air Force for $.059 million. The increase in general instrument sales is primarily due to a $.095 million increase in capacitance product sales to a distributor.

Information regarding government contracts included in product revenue is as follows:

(Dollars in thousands, except contract values)
		Revenues	Revenues	Revenues	Total Contract
		Three months	Three months	Contract to	Orders Received
		Ended	Ended	Date	to Date
Contract	Expiration	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2005
$8.8 million Retrofit
and Maintenance of
PBS 4100's	06/20/2008	$ 521	$ 703	$ 4,179	$ 4,298
$3.1 million PBS
Units and Accessory Kits	09/30/2004	$ -	$ 111	$ 2,469	$ 2,469

Funded Research and Development Revenue. Funded research and development revenue for 2005 decreased in comparison to the same period in 2004 by $.064 million to $.324 million, a 16.5% decrease. The decrease is the result of the National Institute of Standards and Technology ("NIST") contract's completion in 2004 when it contributed $.388 million in revenue. This revenue decline was offset in 2005 by $.151 million in revenues from the DOE contract, $.112 million from the NYSERDA contract, $.025 million from the Marines and $.036 million from the CSMP NIST subcontract.

Information regarding government contracts included in funded research and development revenue is as follows:

(Dollars in thousands, except contract values)
		Revenues	Revenues	Contract
		Three months	Three months	Revenues
		Ended	Ended	to Date as of
Contract	Expiration	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2005
$3.0 million DOE	07/31/07	$ 151	$ -	$ 329
$249.8 thousand Army(4)	09/30/05	$ -	$ -	$ -
$1.250 million NYSERDA(1)	06/30/06	$ 112	$ -	$ 917
$69.9 thousand Marine	06/30/05	$ 25	$ -	$ 25
$200 thousand NIST (2)	06/30/05	$ 36	$ -	$ 146
$250 thousand Harris(4)	03/31/05	$ -	$ -	$ -
$200 thousand ARL	12/31/04	$ -	$ -	$ 200
$4.6 million NIST (3)	09/30/04	$ -	$ 388	$ 3,342

(1) Total contract value is $1.250 million consisting of four Phases: Phase I for $500 thousand was from 3/12/02 thru 9/30/03; Phase II for $200 thousand was from 10/28/03 with a completion date of 10/31/04; Phase III for $348 thousand commenced 8/23/04 and expires on 8/31/05; and Phase IV for $202 thousand which commenced on 12/14/04 and expires on 6/30/06. Phases I and II have been completed.

(2) This contract is a subcontract with CSMP under NIST.

(3) This contract was a joint venture with DuPont. DuPont's share of the contract revenue is $1.3 million.

(4) Revenue under these contracts has been deferred subject to customer acceptance.

Cost of Product Revenue. Cost of product revenue in the Test and Measurement Instrumentation segment for 2005 decreased in comparison to the same period in 2004 by $.045 million, or 7%, to $.602 million. The decrease was directly due to the lower sales volume for 2005 and its product mix, which during 2005 included lower semiconductor and aviation sales and increases in general gaging sales.

Gross profit as a percentage of product revenue decreased to 57.1% for 2005 from 59% in the prior year. The gross profit percentage decrease was primarily due to a one point decrease in PBS product margins as a result of the mix of the type of Air Force units upgraded under the Retrofit Air Force contract. Additionally, capacitance product margins declined due to a rise in capacitance product sales to a distributor at discounted prices pursuant to a distribution agreement.

Funded Research and Product Development Expenses. Funded research and product development expenses in the New Energy segment decreased by $.099 million or 8.6% to $1.055 million for 2005 in comparison to the same period in 2004. The decreased costs were attributable to the change in contracts under development. In 2005 MTI Micro is working on contracts for DOE, NYSERDA, the U.S. Marines, the U.S. Army and CSMP while in 2004 they were working on the NIST contract.

Unfunded Research and Product Development Expense. Unfunded research and product development expenses increased by $.091 million or 6% to $1.605 million for 2005 in comparison to the same period in 2004. This increase reflects a $.089 million increase in the New Energy segment reflecting increased internal development costs directed at commercializing micro fuel cells, including costs for the development of our micro fuel cell system and development costs in connection with Gillette and potential commercial products. Unfunded research and product development costs include the cost of micro fuel cell products warranty activity related to the shipments of its initial fuel cell units at low volume production. This increase also includes a $.002 million increase in product development expenses in the Test and Measurement Instrumentation segment related to improvements for the Microtrak II product and a high temperature capacitance probe.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.727 million, or 132.1% to $3.034 million for 2005 in comparison to the same period in 2004. This change is primarily the result of an increase of $.100 million in licensing fees related to the LANL license, $.558 million in consulting and other professional fees including approximately $.290 million of costs related to Sarbanes-Oxley compliance and the SEC review of the Company's filings, increased salaries and employee benefits of $.698 million related to an increase in the number of employees working in the micro fuel cell business as business development efforts increase as well as an increase in corporate support employees related to Sarbanes-Oxley compliance, increased public relations costs of $.060 million, increased depreciation expense of $.114 million due to an increase in capital expenditures and a $.173 million decrease in liquidations to research and development costs due to reduction in contract activity.

Operating Loss. Operating loss for 2005 in comparison to the same period last year increased by $1.914 million to $4.569 million, a 72.1% increase. This increase in operating loss results primarily from increases in selling, general and administration expenses, decreases in funded research and development revenue in the New Energy segment and decreases in gross profits from product revenues in the Test and Measurement Instrumentation segment.

Other Income (Expenses), Net. Other income increased by $.113 million, or 869.2% to $.100 million for 2005 in comparison to the same period in 2004. This change is primarily the result of increased interest income.

Revenue from sales of micro fuel cell products was $0 million for the three months ended March 31, 2005 and March 31, 2004. We defer recognition of initial micro fuel cell product-related revenue at the time of delivery and recognize this revenue as other income as the continued warranty obligations expire. The costs associated with the product and warranty obligations are expensed as they are incurred.

Our initial sales of low volume production Mobion™ products in December 2004 were a customer specific arrangement that includes fuel cell systems and continued warranty support. While contract terms require payment upon delivery of the System and are not contingent on the achievement of specific milestones or other substantive performance, the continuing obligation to warranty results in the Company deferring recognition of product-related revenue and recognizing product-related revenue as other income when the warranty obligations expire. The warranty on the product is for a period of fifteen months.

During the fourth quarter of 2004, we received a purchase order for 50 Systems and delivered 25 Systems during December 2004. The product-related revenue associated with these 25 Systems is subject to warranty obligations and has been deferred. For the three months ended March 31, 2005 and 2004, we had no System sales.

Gain on Sale of Securities Available for Sale, Net. Results for 2004 included a $3.129 million gain on the sale of securities available for sale. Results for 2005 included no such gains. The average selling price per share of Plug Power common stock was $9.93 for the three months ended March 31, 2004.

Loss on Derivatives. The Company recorded losses of $3.234 million and $1.281 million on derivative accounting for 2005 and 2004, respectively. These losses relate to the embedded derivative for the purchase of Plug Power common stock, which is part of the 2004 private placement transaction and the expiration of the SatCon warrants. Changes in derivative fair value for the embedded derivative is calculated using the Black Scholes Option-Pricing Model.

Income Tax Benefit The income tax benefit rate for 2005 was 15.70% and for 2004 was 38.54%. The tax benefit rates are primarily due to losses generated by operations. It is anticipated that a full valuation allowance will be required by the end of 2005. The provision for this quarter has been adjusted to reflect the projected annual effective rate including the anticipated impact of a full valuation allowance. The valuation allowance at March 31, 2005 and December 31, 2004 was $1.836 million. The Company determined that it was more likely than not that the ultimate recognition of certain deferred tax assets would not be realized.

Further, as a result of ownership changes in 1996, the availability of $.561 million of net operating loss carry-forwards to offset future taxable income will be limited pursuant to the Internal Revenue Code.

Liquidity and Capital Resources

The Company has incurred significant losses as it continues to fund MTI Micro's DMFC product development and commercialization programs. The Company expects that losses will fluctuate from year to year and that such fluctuations may be substantial as a result of, among other factors, gains on sales of securities available for sale, the operating results of MTI Instruments and MTI Micro, the availability of equity financing including the additional investment rights issued in connection with the 2004 private placement and the ability to attract government funding resources to offset research and development costs. As of March 31, 2005, the Company had an accumulated deficit of $72.678 million. During the three months ended March 31, 2005, the Company's results of operations resulted in a net loss of $6.054 million and used cash in operating activities totaling $3.880 million. This cash use in 2005 was funded primarily by cash and cash equivalents on hand as of December 31, 2004 of $22.545 million. The Company expects to continue to incur losses as it seeks to develop and commercialize MobionTM fuel cell systems and it expects to continue funding its operations from current cash and cash equivalents, the sales of securities available for sale, proceeds, if any, from the exercise of additional investment rights issued in connection with the 2004 private placement or other equity financings and government program funding. The Company expects to spend approximately $12.5 million on research and development of MobionTM fuel cells and $1.2 million in research and development on MTI Instruments' products in 2005.

There can be no assurance that the Company will not require additional financing during 2005 or that any additional financing will be available to the Company on terms acceptable to the Company, if at all. Cash used in operations is expected to total approximately $16.5 million for 2005. Further, cash used for capital expenditures is expected to total approximately $1.5 million in 2005 and will consist of purchases for furniture, computer equipment, software and manufacturing and laboratory equipment. The Company believes it will have adequate resources to fund operations and capital expenditures through the fourth quarter of 2006 based on current cash and cash equivalents, current cash flow and revenue projections and the potential sale of unrestricted securities available for sale at current market values. Proceeds from the sale of unrestricted securities available for sale are subject to fluctuations in the market value of Plug Power as well as limitations on the ability to sell shares arising from the escrow of 2,700,000 shares in connection with the Fletcher right to purchase Plug Power common stock between June 1, 2005 and December 31, 2006, subject to the terms of the agreement with Fletcher. The Company may also seek to provide additional resources through an equity offering. Additional government revenues and Fletcher's potential exercise of additional investment rights totaling up to an additional $20 million could also provide additional resources. The Company anticipates that it will have to raise additional equity capital to fund its long-term business plan, regardless of whether Fletcher exercises any or all of its additional investment rights.

Future sales of Plug Power securities will generate taxable income or loss, which is different from book income or loss, due to the tax bases in these assets being significantly different from their book bases. Book and tax bases as of March 31, 2005 are as follows:

		Average	Average
Security	Shares Held	Book Cost Basis	Tax Basis
Plug Power- unrestricted	2,893,227	$1.78	$0.96
Plug Power- restricted(A)	2,700,000	$1.78	$0.96

  In connection with the Company's 2004 private placement, the Company has escrowed 2.7 million shares of Plug Power common stock.

As of March 31, 2005, the Company owned 5,593,227 shares of Plug Power common stock. In connection with the 2004 private placement the Company has placed 2,700,000 of its Plug Power shares in escrow and Fletcher has the right, beginning June 1, 2005 and ending December 31, 2006, to purchase those shares, potentially at a discount. Plug Power stock is currently traded on the Nasdaq National Market and is therefore subject to stock market conditions. When acquired, these securities were unregistered. Plug Power securities are considered "restricted securities" as defined in Rule 144 and may not be sold in the future without registration under the Securities Act, unless in compliance with an available exemption there from.

Working capital was $32.290 million at March 31, 2005, a $2.522 million decrease from $34.812 million at December 31, 2004. This decrease is primarily the result of the use of cash in operations offset by increases in the market value of securities available for sale.

At March 31, 2005, the Company's order backlog was $.448 million, compared to $.480 million at December 31, 2004.

Inventory and accounts receivable (from product revenues) turnover ratios and their changes for the three months ended March 31 are as follows:
	2005	2004	Change
Inventory	1.90	1.70	.20
Accounts receivable (from product revenues)	2.03	2.30	(.27)

The change in the inventory turnover ratio is the result of lower inventories in 2005 compared to 2004. The decrease in the accounts receivable turnover ratio is the result of lower sales volume in the first quarter of 2005 compared to 2004.

Cash flow used by operating activities was $3.880 million for the three months ended March 31, 2005 compared with $2.582 million in 2004. This cash use increase of $1.298 million reflects increases in cash expenditures to fund New Energy segment operations' growth, partially offset by balance sheet changes, which reflect the timing of cash payments and receipts.

Capital expenditures were $.202 million during the first three months of 2005, a decrease of $.195 million from the prior year. Capital expenditures in 2005 included computer equipment, demonstration equipment, software, and manufacturing and laboratory equipment. There were no outstanding commitments for capital expenditures as of March 31, 2005. The Company expects to finance these expenditures with current cash and cash equivalents, the sale of unrestricted securities available for sale, equity financing and other sources, as appropriate and to the extent available.

Pursuant to additional investment rights, Fletcher has the right, but not the obligation, to purchase, in a single purchase or multiple purchases, up to an additional $20 million of our common stock at any time prior to December 31, 2006 at a price per share equal to $6.023 (as adjusted from $6.34), which date and price may be extended and adjusted, respectively, in certain circumstances, and up to 2,700,000 shares of Plug Power common stock owned by us in certain circumstances.

The Company may sell shares of Plug Power common stock in connection with its previously announced strategy to raise additional capital through the sale of Plug Power stock in order to fund its micro fuel cell operations. Taxes on the net gains are expected to be offset by the Company's operating losses. As of March 31, 2005, the Company estimates its remaining net operating loss carry forwards to be approximately $29.107 million.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4 ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) Share-Based Payment ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the

Black-Scholes model which the Company currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning in its first quarter of 2006. The Company has not yet determined the impact of applying the various provisions of SFAS No. 123R. The unvested value to be amortized into the operating statement is approximately $5.7 million as of December 31, 2004.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for non-monetary asset exchanges beginning in our second quarter of fiscal 2006. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

Additional Information Concerning Risks

In connection with the 2004 private placement, we may have to (1) sell shares of our common stock at prices which result in substantial dilution to our shareholders, and (2) issue additional shares of our common stock to Fletcher at prices that may be substantially below market value at the time of issuance without any payment required by Fletcher, which would cause our shareholders to suffer additional dilution.

After giving effect to the 1,261,829 shares of common stock we issued to Fletcher on December 22, 2004 (as well as all shares issued or to be potentially issued to Fletcher in connection with our failure to satisfy the registration requirement as discussed under "Financing Arrangements- Private Placement"), the 2004 private placement provided Fletcher additional investment rights to purchase up to an additional $20 million of our common stock at a price equal to $6.34 per share (subject to adjustment). This price has been reduced to $6.023 per share due to our failure to satisfy the registration requirement, and may be further reduced due to, among other things, continuing failure to satisfy such registration requirement. Any exercise of the additional investment rights could result in sales of our common stock at prices that are below the market price for our common stock at the time the investment right is exercised and could result in substantial dilution to our shareholders.

Our agreement with Fletcher also provides that Fletcher will receive additional shares of our common stock with respect to shares it already owns, and the exercise price and term relating to unexercised additional investment rights will be adjusted to the benefit of Fletcher, each upon the occurrence of certain events or circumstances, some of which are beyond our control, including:

- issuances of our equity securities at a price below $7.048 per share (which is the price Fletcher paid in connection with its initial $10 million investment) or issuances of our equity securities at a price below $6.34 per share (which was the original exercise price relating to the additional investment rights);

- our failure to satisfy certain requirements relating to registering the resale of shares issued or issuable to Fletcher pursuant to the securities laws;

- a change in control of our Company; and

- a restatement of our financial results.

In any event, 8,330,411 shares is the maximum number of shares of our common stock we may be required to issue to Fletcher, which amount includes the 1,418,842 shares issued on January 29, 2004, the 1,261,829 shares issued on December 22, 2004 and the 66,413 registration penalty shares issued on April 20, 2005.

In connection with the 2004 private placement, we will be responsible for having the resale of shares purchased by Fletcher registered with the SEC within defined time periods and subject to penalties if the shares are not registered with the SEC within those defined time periods.

Pursuant to our agreement with Fletcher, we are obligated, within ten business days after the closing of the purchase of any additional shares by Fletcher pursuant to rights issued in connection with the 2004 Private

Placement, to file a registration statement with the SEC covering the resale of all such shares. We are also obligated to cause each of those registration statements, including the Registration Statement of which this prospectus is included, to be declared effective not more than sixty (60) days after the closing of the purchase of such shares, or if the registration statement is reviewed by the SEC, not more than ninety (90) days after the closing of the purchase of such shares. If we fail to file the registration statements or become effective as set forth above, we must issue to Fletcher a number of additional shares to reflect the number of shares it would have acquired if its purchase price was based on the actual exercise price reduced by five percent for each month in which we fail to satisfy our obligations and adjust the exercise price for the additional investment rights to such lower price. In addition, such failure will result in an extension of the investment term for each day we fail to satisfy our registration obligations. The Company initially filed this Registration Statement on January 6, 2005 which was within ten business days after the closing of the purchase of additional shares by Fletcher on December 22, 2004. The 90-day deadline for this Registration Statement to be declared effective was March 22, 2005. We failed to meet the March 22, 2005 deadline and therefore were required to issue 66,413 additional shares of common stock to Fletcher without any payment required on its part and will be required to issue additional shares for each month that we continue to fail to satisfy such requirement.

Statement Concerning Forward-Looking Statements

This Quarterly Report on Form 10-Q and the documents we have filed with the Securities and Exchange Commission that are incorporated by reference into this Form 10-Q contain and incorporate forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained, or incorporated by reference, in this Form 10-Q that are not statements of historical fact may be forward-looking statements. When we use the words "anticipates," "plans," "expects," "believes," "should," "could," "may," "will" and similar expressions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include, among others:

  our need to raise additional financing;
  risks related to developing MobionTM direct methanol micro fuel cells and whether we will ever successfully develop commercially viable MobionTM fuel cell systems;
  the potential for early termination of our agreement with Gillette and its Duracell division;
  our inability, or Gillette's inability, to develop MobionTM fuel cell systems or fuel refills on our planned schedule;
  market acceptance of MobionTM fuel cell systems;
  risks related to our first MobionTM fuel cell product delivered in December 2004, including reliability, run time, customer acceptance and safety;
  our dependence on OEMs integrating MobionTM fuel cell systems into their devices;
  the need for current regulations to change to permit methanol to be carried onto airplanes for MobionTM fuel cell systems to achieve mass market commercialization;
  Fletcher's decision whether to exercise its additional investment rights and the price at which Fletcher purchases shares;
  risks related to the flammable nature of methanol as a fuel source;
  our history of losses;
  intense competition in the DMFC and instrumentation businesses;
  the risk we may become an inadvertent investment company;

  our dependence on the success of Plug Power Inc.;
  risks related to protection and infringement of intellectual property;
  the historical volatility of our stock price;
  general market conditions; and
  other factors referred to under the caption "Risk Factors" which are set forth in our Annual Report on Forms 10-K and 10-K/A.

Readers should not rely on our forward-looking statements. These and other risks are set forth in greater detail in the "Risk Factors" section of our Annual Report on Forms 10-K and 10-K/A, which are incorporated herein by reference and under the caption "Additional Information Concerning Risks" in this quarterly report on Form 10-Q. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of our Annual Report on Forms 10-K and 10-K/A, which are incorporated herein by reference.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign exchange rates or weak economic conditions in foreign markets. Since our sales are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income is sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in cash equivalents. Based on the nature and current levels of our cash equivalents, however, we have concluded that there is no material market risk exposure.

As a result of holding securities available for sale, the Company is exposed to fluctuations in market value. The Company recognizes changes in market value through the balance sheet, however if an other than temporary market decline were to occur, it could have a material impact on the Company's operating results.

The Company's issued derivatives consist of warrants and rights to purchase shares of the Company's common stock and Plug Power common stock owned by the Company. The fair value of the embedded derivative for the right to purchase Plug Power common stock is recorded in the financial statement line titled "Derivative liability." This derivative is valued quarterly using the Black Scholes Option-Pricing Model. The Company recognizes changes in fair value through the operating statement line titled "(Loss) gain on derivatives." The Company does not use derivative financial instruments for speculative or trading purposes.

Item 4. Controls and Procedures

The certifications of the Company's Chief Executive Officer and Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this Quarterly Report on Form 10-Q include, in paragraph 4 of such certifications, information concerning the Company's disclosure controls and procedures and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 4A for a more complete understanding of the matters covered by such certifications.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision of and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure in accordance with Exchange Act Rule 13a-15(e).

Based on this evaluation, and due to the existence of a material weakness in our internal control over financial reporting as of March 31, 2005, the Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2005, our disclosure controls and procedures were not adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. This material weakness resulted from the inadequate function of internal control related to management's review of the Company's accounting for income taxes and related disclosures. No other material weaknesses were identified.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our financial statements would not be prevented or detected. As of March 31, 2005, we did not maintain effective control over the calculation of the tax provision in accordance with generally accepted accounting principles. Specifically, our processes, procedures and controls related to the preparation and review of the quarterly tax provision were not adequate to ensure that the deferred tax provision was prepared in accordance with generally accepted accounting principles. This control deficiency resulted in quarter-end adjustments, which were brought to the Company's attention by its independent auditors in connection with the review of the Company's first quarter financial statements, to correct the income tax benefit recognized in the first quarter of 2005 and the related deferred income tax accounts. Further, this control deficiency could result in a misstatement of the tax provision and deferred tax balances that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Therefore, we have concluded that this control deficiency constitutes a material weakness.

Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2005 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Remediation Steps to Address the Material Weakness

The Company is in the process of remediating the identified material weakness in the Company's internal control over financial reporting. The Company is implementing new controls to ensure that the above-mentioned error in the calculation of the tax provision does not recur. This will include the selection of an outside service provider to review the tax provision, or through enlisting additional tax expertise within the company, or through the implementation of a checklist of items to be considered during the preparation and review of the tax provision.

(b) Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting, except for the item noted above, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company's fiscal quarter ended March 31, 2005 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

At any point in time, the Company and its subsidiaries may be involved in various lawsuits or other legal proceedings. Such lawsuits could arise from the sale of products or services or from other matters relating to its regular business activities, compliance with various governmental regulations and requirements, or other transactions or circumstances. The Company does not believe there are any such proceedings presently pending which could have a material adverse effect on the Company's financial condition.

Ling Electronics, Inc.

On March 5, 2005, the Company entered into a settlement agreement for the outstanding claim brought against it by Donald R. Gililland, Sharon Gililland, Vernon Dunham and Jean Dunham, related to a facility lease. The claim was settled for $240 thousand to be paid by SatCon and $35 thousand to be paid by the Company. This settlement released the Company from any future obligations. The Company had accrued costs to settle this claim and the settlement of this claim was accounted for in the results of operations for the year ended December 31, 2004. The settlement was paid in March 2005.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

On December 22, 2004, Fletcher exercised its right to purchase an additional 1,261,829 shares of the Company's common stock. On January 6, 2005, the Company filed a resale registration statement on Form S-3 for the 1,261,829 shares of the Company's common stock issued to Fletcher. This resale registration statement was converted to Form S-1 and on April 20, 2005, we issued 66,413 shares of our common stock to Fletcher. Our agreement with Fletcher requires that we issue such shares without any payment required on the part of Fletcher due to our failure to have the January 6, 2005 registration statement declared effective by March 22, 2005 with respect to the 1,261,829 shares of our common stock sold to Fletcher. The registration statement was amended to include the 66,413 additional shares and was declared effective by the SEC on April 21, 2005, covering the resale of all 1,328,242 shares issued to Fletcher in December 2004 and April 2005. Each of these Fletcher private placements was exempt from registration under the Securities Act pursuant to Section 4(2) thereof since each was a sale not involving a public offering. The purchaser in such transactions represented to us that it was an accredited investor, acquiring the securities for investment and not distribution. No underwriters were involved in the foregoing transactions.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits
Exhibit No.	Description
31.1	Rule 13a-14(a)/15d-14(a) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, of Steven N. Fischer
31.2	Rule 13a-14(a)/15d-14(a) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, of Cynthia A. Scheuer
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Steven N. Fischer
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Cynthia A. Scheuer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mechanical Technology Incorporated
5/10/2005 (Date)	/s/Steven N. Fischer Steven N. Fischer Chief Executive Officer

5/10/2005 (Date)	/s/Cynthia A. Scheuer Cynthia A. Scheuer Vice President and Chief Financial Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven N. Fischer, certify that:

  I have reviewed this quarterly report on Form 10-Q of Mechanical Technology Incorporated;
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 10, 2005 /S/ STEVEN N. FISCHER
 Steven N. Fischer

Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Cynthia A. Scheuer, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Mechanical Technology Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    Disclosed in this report any change in the registrant's internal control over internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report)that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
      The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
        Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 10, 2005 /S/ CYNTHIA A. SCHEUER
 Cynthia A. Scheuer

Chief Financial Officer